Independent Auditors’ Report and Consolidated Financial Statements of

MAG SILVER CORP.

(An exploration stage company)

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
MAG Silver Corp.
(an exploration stage company)

We have audited the consolidated balance sheets of MAG Silver Corp. (an exploration stage company) as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2005 and the cumulative period from April 21, 1999 to December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 and the cumulative period from April 21, 1999 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly we express no such opinion.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 20, 2006

Comment by Independent Registered Chartered Accountants on Canada - United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board, our report to the Shareholders dated March 20, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 (h) to the financial statements or there has been a restatement of the financial statements as described in Note 12 (a) to the consolidated financial statements.  Our report to the shareholders dated March 20, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 20, 2006

MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets
	December 31,
	2005	2004
ASSETS
CURRENT
Cash and cash equivalents	$7,560,193	$1,866,360
Accounts receivable (Note 10)	105,071	520,776
Interest receivable	26,412	22,194
Prepaid expenses	22,237	12,850
TOTAL CURRENT ASSETS	7,713,913	2,422,180
EQUIPMENT AND LEASEHOLDS (Note 3)	39,914	41,403
MINERAL RIGHTS (Note 6)	4,858,108	3,276,550
DEFERRED EXPLORATION COSTS (Note 6)	5,463,471	4,034,164
TOTAL ASSETS	$18,075,406	$9,774,297
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$393,621	$61,837
TOTAL LIABILITIES	393,621	61,837
SHAREHOLDERS' EQUITY
Share capital (Note 4)
Authorized - 1,000,000,000 common shares,
without par value
Issued and outstanding at December 31, 2005
- 36,191,648 common shares (December 31, 2004 -
25,829,538)	20,812,185	11,632,368
Common shares allotted - not issued (9,191 common shares)
(Note 6 (d))	-	9,467
Contributed surplus	915,979	306,166
Deficit	(4,046,379)	(2,235,541)
TOTAL SHAREHOLDERS' EQUITY	17,681,785	9,712,460
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$18,075,406	$9,774,297
CONTINUING OPERATIONS (Note 1)
ON BEHALF OF THE BOARD
(Signed) Dan MacInnis
Dan MacInnis, Director
(Signed) Michael Jones
Michael Jones, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Operations
				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2005
EXPENSES
Accounting and audit	$127,959	$126,837	$142,437	$446,082
Amortization	18,357	11,563	1,861	31,781
Bank charges and interest	1,827	3,021	16,285	21,133
Filing and transfer agent fees	42,254	41,163	54,924	178,586
Foreign exchange (gain) loss	(29,506)	48,349	45,487	64,330
Legal	167,005	71,493	108,517	432,150
Management and consulting fees	415,117	173,444	183,912	772,473
Property investigation expense	4,851	-	-	4,851
Shareholder relations	109,803	81,277	61,359	252,439
Stock compensation expense	611,353	-	75,308	686,661
Telephone and office	252,257	190,910	94,185	547,602
Travel	169,993	52,839	130,732	353,564
Write-off of advances	-	-	-	252,420
Write-off of computer software	-	-	-	2,673
	1,891,270	800,896	915,007	4,046,745
LOSS BEFORE THE FOLLOWING	(1,891,270)	(800,896)	(915,007)	(4,046,745)
INTEREST INCOME	80,432	66,999	77,468	248,494
NET LOSS FOR THE PERIOD	$ (1,810,838)	$(733,897)	$(837,539)	$ (3,798,251)
BASIC AND DILUTED
LOSS PER SHARE	$(0.06)	$(0.03)	$(0.06)
WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	28,353,901	24,578,037	14,455,369

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
							Deficit
							accumulated
	Common shares		Shares	Special			during the	Total
	without par value	allotted but		warrants		Contributed	exploration	shareholders'
	Shares	Amount	not issued	Number	Amount	Surplus	stage	equity
Issued for cash	1,500,000	$150,000	$-	-	$-	$-	$-	$ 150,000
Net loss	-	-	-	-	-	-	(4,279)	(4,279)
Balance, October 31, 1999	1,500,000	150,000	-	-	-	-	(4,279)	145,721
Net loss	-	-	-	-	-	-	(3,787)	(3,787)
Balance, December 31, 1999	1,500,000	150,000	-	-	-	-	(8,066)	141,934
Issued for cash	1,500,000	240,222	-	-	-	-	-	240,222
Net loss	-	-	-	-	-	-	(5,641)	(5,641)
Balance, December 31, 2000	3,000,000	390,222	-	-	-	-	(13,707)	376,515
Net loss	-	-	-	-	-	-	(279,639)	(279,639)
Balance, December 31, 2001	3,000,000	390,222	-	-	-	-	(293,346)	96,876
Issued for cash			-	2,400,000	375,000	-	-	375,000
Net loss	-	-	-	-	-	-	(122,631)	(122,631)
Balance, December 31, 2002	3,000,000	390,222	-	2,400,000	375,000	-	(415,977)	349,245
Issued for cash	11,500,000	5,109,766	-	-	-	-	-	5,109,766
Conversion of special warrants	2,400,000	375,000	-	(2,400,000)	(375,000)	-	-	-
Agent's administration
shares (Note 4 (a))	10,000	5,000	-	-	-	-	-	5,000
Finders' fee shares (Note 7 (a))	500,000	250,000	-	-	-	-	-	250,000
Issued to obtain mineral property
option rights	200,000	100,000	-	-	-	-	-	100,000
Issued on acquisition of
Lexington (Note 7 (b))	200,000	180,000	-	-	-	-	-	180,000
Warrants exercised	5,183,995	3,068,996	-	-	-	-	-	3,068,996
Stock options exercised	100,000	26,000	-	-	-	-	-	26,000
Stock options granted to
consultants	-	-	-	-	-	75,308	-	75,308
Net loss	-	-	-	-	-	-	(837,539)	(837,539)
Balance, December 31, 2003	23,093,995	9,504,984	-	-	-	75,308	(1,253,516)	8,326,776
Cumulative effect of change in
accounting policy (Note 2 (h))	-	-	-	-	-	248,128	(248,128)	-
Issued to obtain mineral property
option rights	1,358,793	1,578,752	-	-	-	-	-	1,578,752
Warrants exercised	1,236,750	480,562	-	-	-	-	-	480,562
Stock options exercised	140,000	68,070	-	-	-	(17,270)	-	50,800
Shares allotted to acquire mineral
property option rights	-	-	9,467	-	-	-	-	9,467
Net loss	-	-	-	-	-	-	(733,897)	(733,897)
Balance, December 31, 2004	25,829,538	11,632,368	9,467	-	-	306,166	(2,235,541)	9,712,460
Issued for cash (Note 4 (a))	7,201,176	6,771,672	-	-	-	-	-	6,771,672
Issued to obtain mineral property
option rights	1,654,679	1,337,289	(9,467)	-	-	-	-	1,327,822
Warrants exercised	1,400,755	1,046,566	-	-	-	-	-	1,046,566
Stock options exercised	105,500	24,290	-	-	-	(1,540)	-	22,750
Stock options granted	-	-	-	-	-	611,353	-	611,353
Net loss	-	-	-	-	-	-	(1,810,838)	(1,810,838)
Balance, December 31, 2005	36,191,648	$20,812,185	$-	-	$-	$915,979	$(4,046,379)	$ 17,681,785

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows
				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2005
OPERATING ACTIVITIES
Loss for the period	$ (1,810,838)	$(733,897)	$(837,539)	$ (3,798,251)
Items not involving cash:
Write-off of computer software	-	-	-	2,673
Write-off of advances	-	-	-	252,420
Amortization	18,357	11,563	1,861	31,781
Non-cash compensation expense	611,353	-	75,308	686,661
Changes in operating assets and liabilities
Accounts receivable	415,705	(261,275)	(259,425)	(105,071)
Interest receivable	(4,218)	41,933	(64,127)	(26,412)
Prepaid expenses	(9,387)	(4,100)	(8,750)	(22,237)
Accounts payable and accrued liabilities	331,784	(146,181)	149,138	393,621
	(447,244)	(1,091,957)	(943,534)	(2,584,815)
INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(16,868)	(18,592)	(32,653)	(74,368)
Advances to Minera Los Lagartos, S.A. de C.V.	-	-	-	(113,139)
Acquisition of Minera Los Lagartos, S.A. de C.V.
(Note 7 (a))	-	-	(7,500)	(7,500)
Acquisition of Lexington Capital Group Inc. (Note 7 (b))	-	-	(350,000)	(350,000)
Mineral rights	(253,736)	(373,653)	(202,132)	(908,271)
Deferred exploration costs	(1,429,307)	(1,976,622)	(2,052,897)	(5,496,628)
Other advances	-	-	-	(252,420)
	(1,699,911)	(2,368,867)	(2,645,182)	(7,202,326)
FINANCING ACTIVITIES
Issue of share capital	7,840,988	531,362	8,217,262	16,972,334
Issue of special warrants	-	-	-	375,000
	7,840,988	531,362	8,217,262	17,347,334
INCREASE (DECREASE) IN CASH	5,693,833	(2,929,462)	4,628,546	7,560,193
CASH AND EQUIVALENTS, BEGINNING OF	1,866,360	4,795,822	167,276	-
CASH AND EQUIVALENTS, END OF PERIOD
(Note 2 (d))	$7,560,193	$1,866,360	$4,795,822	$7,560,193
Interest paid	$-	$-	$12,500	$12,500
Non-cash investing and financing activities:
Issue of shares in connection with acquisition of Minera
Los Lagartos, S.A. de C.V. (Note 7 (a))	$-	$-	$250,000	$250,000
Issue of shares in exchange for mineral property
option rights	$1,337,289	$1,578,752	$100,000	$3,016,041
Issue of shares in connection with acquisition of
Lexington Capital Group Inc. (Note 7 (b))	$-	$-	$180,000	$180,000

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

1.

CONTINUING OPERATIONS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and its shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether the properties on which it is conducting exploration contain any ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 12.

(a)

Principles of consolidation

On January 15, 2003, the Company completed its acquisition of Minera Los Lagartos, SA de CV (Note 7 (a)) and on July 16, 2003, its acquisition of Lexington Capital Group Inc. (Note 7 (b)).  The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.  Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation.  All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiary at December 31, 2005 is Minera Los Lagartos, S.A. de C.V. which holds several properties in Mexico.

(b)

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value of mineral properties and deferred exploration costs, asset retirement obligations, stock based compensation, income tax provisions and contingencies. Actual results may differ from those estimated.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, interest receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company’s financial instruments will vary because of fluctuations in foreign exchange rates and the degree of volatility of these rates.  Certain of the Company’s accounts receivable, accounts payable and accrued liabilities are denominated in Mexican pesos.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.

Details of cash and cash equivalents are as follows:

	2005	2004	2003
Cash	$6,210,193	$66,360	$495,822
Short-term deposits	1,350,000	1,800,000	4,300,000
	$7,560,193	$1,866,360	$4,795,822

(e)

Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and development of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The carrying values related to abandoned interests are charged to operations at the time of any abandonment.

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Mineral rights and deferred exploration costs (continued)

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

(f)

Equipment and leaseholds

Equipment and leaseholds are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment and software

30%

Field equipment

30%

The leasehold improvements are depreciated on a straight-line basis to amortize the costs over the three year term of the related lease.

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after January 1, 2002 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.  The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.  As a result, as of January 1, 2004, the deficit was increased by $248,128, and contributed surplus was increased by $248,128.

The total compensation expense recognized in the statement of operations for share purchase options granted in 2005 amount to $611,353.  Had the same basis been applied to share purchase options granted in 2004 and 2003, net earnings would have been as follows:

	2004	2003
Net loss	$733,897	$837,539
Additional compensation expense	-	248,128
Pro forma net loss	$733,897	$1,085,667
Pro forma basic and diluted loss per share	$(0.03)	$(0.08)

For the year ended December 31, 2003, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 63%, an annual risk free interest rate of 3.76% and expected lives of five years.  The weighted average fair value of share purchase options granted in 2003 was $0.25 per share.

No stock options were issued in the year ended December 31, 2004 and the fair value of the stock options issued in 2005 are described in Note 4 (b).

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Foreign exchange translation

The accounts of the Company’s foreign operations are considered to be integrated with the operations of the Company and are translated into Canadian dollars as follows:

•

monetary assets and liabilities at the rate prevailing at the balance sheet date;

•

non-monetary assets and liabilities at historical rates; and

•

income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included as a component of foreign exchange (gain) loss on the statement of operations.

(j)

Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding, after excluding the shares held in escrow for which the conditions for their release were not satisfied (Note 4 (d)).

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

Potentially dilutive securities totalling 5,739,490 for the year ended December 31, 2005 (2,154,500 and 3,584,990 shares arising from outstanding and exercisable stock options and share purchase warrants, respectively) and 3,459,255 shares for the year ended December 31, 2004 (1,030,000 and 2,429,255 shares arising from outstanding exercisable stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.

(k)

Asset retirement obligations

The Company records the present value of asset retirement obligations including reclamation costs when the obligation is incurred and it is recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform with the classifications used in 2005.

3.

FIXED ASSETS AND LEASEHOLDS

		2005		2004
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Computer equipment
and software	$21,889	$9,589	$12,300	$10,698
Field equipment	34,806	15,942	18,864	16,955
Leasehold improvements	15,000	6,250	8,750	13,750
	$71,695	$31,781	$39,914	$41,403

4.

SHARE CAPITAL

(a)

Issued and outstanding

On December 22, 2005, the Company raised gross proceeds of $6,494,749 from the sale of 6,494,749 units at a price of $1.00 per unit in a brokered, non-brokered financing. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $1.35 per share for a period of 18 months until June 21, 2007. The Agents were granted warrants to purchase up to 295,190 shares of the Company at a price of $1.35 in partial payment of services rendered in connection with their portion of the financing. The commission paid to the Agents was $295,190, equal to 7% of the gross proceeds of the Offering, comprising of $210,340 in cash and $84,850 in units of the offering.  Each unit consisted of one common share and one-half of one share purchase warrant.  Corporate finance fees, legal fees, TSX fees and related expenditures totalled $113,802. The net proceeds to the Company from the financing were $6,170,607.

On June 29, 2005, the Company issued 750,000 shares with a value of $607,500 to the former option holder of the Don Fippi property to complete the acquisition of the property.  See Note 6 (b).

On June 29, 2005, the Company issued 750,000 shares with a value of $607,500 to the former option holder of the Guigui property to complete the acquisition of the property.  See Note 6 (c).

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

4.

SHARE CAPITAL (Continued)

(a)

Issued and outstanding (continued)

On May 2, 2005 the Company closed the private placement subscribed to by Industrias Peñoles S.A. de C.V. (“Peñoles”) which consisted of 621,577 common shares of MAG Silver Corp. at $0.967. This equates to an investment of $601,065 (US$500,000). See Note 6 (a)(v).

On April 15, 2003, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from the date of closing. The Agents were granted warrants to purchase up to 1,150,000 shares of the Company at the same price in partial payment of services rendered in connection with the financing. The commission paid to the Agents was $460,000, equal to 8% of the gross proceeds of the Offering, including the issue of 10,000 shares of the Company (the “Administration Shares”) as an administration fee in relation to the Offering, valued at $5,000. Corporate finance fees, legal fees and related expenditures totalled $175,234, of which $7,500 was incurred to December 31, 2002. The net proceeds to the Company from the financing were $5,109,766.

The prospectus issued in respect of the financing also qualified 2,400,000 common shares and non-transferable share purchase warrants to purchase up to 1,950,000 common shares of the Company issuable upon the exercise of special warrants issued by the Company in September and December, 2002, which shares and warrants have now been issued. The prospectus also qualified 500,000 finders’ fee shares issued in relation to property acquisitions, of which 200,000 common shares have been issued and 300,000 were initially issued in escrow.

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. The maximum number of stock options which may be granted is limited to 10% of the issued and outstanding shares.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

4.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant.  The following table summarizes the Company’s options:

		Weighted		Weighted
	Year ended	average	Year ended	average
	December 31,	exercise	December 31,	exercise
	2005	price	2004	price
Balance outstanding,
beginning of year	1,030,000	$0.54	1,170,000	$0.52
Activity during the year
Options granted	1,240,000	1.03	-	-
Options cancelled	(10,000)	1.06	-	-
Options exercised	(105,500)	0.22	(140,000)	0.36
Balance outstanding,
end of year	2,154,500	$0.84	1,030,000	$0.54

The following table summarizes options outstanding and exercisable at December 31, 2005:

	Number outstanding	Weighted average	Weighted
	and exercisable at	remaining	average
Exercise	December 31,	contractual life	exercise
price	2005	(years)	price
$0.50	569,500	2.29	$0.50
0.70	355,000	2.36	0.70
0.75	90,000	4.60	0.75
1.00	110,000	4.92	1.00
1.02	25,000	4.95	1.02
1.06	960,000	4.05	1.06
1.14	45,000	4.76	1.14
	2,154,500	3.40	$0.84

During the current year the Company granted 1,240,000 stock options, and later cancelled 10,000 of these. During the year ended December 31, 2004 no stock options were granted. The Company has recorded $611,353 (2004 - $Nil) of compensation expense relating to stock options granted to employees and consultants in the year ended December 31, 2005.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

4.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

For the year ended December 31, 2005, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 80%, an annual risk free interest rate of 3.5% and expected lives of three years.

(c)

Share purchase warrants

		Weighted
		average
	Number	exercise
	of warrants	price
Balance at December 31, 2003	3,666,005	$0.63
Exercised and converted into common shares	(1,236,750)	0.39
Balance at December 31, 2004	2,429,255	0.75
Issued in connection with issuance of common
shares	3,584,990	1.35
Exercised and converted into common shares	(1,400,755)	0.75
Expired	(1,028,500)	0.75
Balance at December 31, 2005	3,584,990	$1.35

The following table summarizes information about the warrants outstanding at December 31, 2005:

Exercise	Warrants
price	outstanding	Expiry date
$1.35	3,584,990	June 21, 2007

(d)

Shares held in escrow

At December 31, 2005, 45,000 of the of the originally escrowed common shares issued in connection with the finders fee (Note 4 (a)) and 225,000 of the original 1,500,000 common shares issued to directors and officers of the company are still held in escrow and are scheduled to be released on April 21, 2006.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

5.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2005	2004	2003
Statutory tax rates	34.87%	35.60%	37.60%
Recovery of income taxes computed at
statutory rates	$631,439	$261,267	$314,915
Non-deductible expenses	(215,930)	(4,116)	(28,316)
Lower effective tax rate on loss in
foreign jurisdictions	(6,363)	(1,973)	(1,603)
Future tax benefits not recognized in
the period that the loss arose	(409,146)	(255,178)	(284,996)
	$-	$-	$-

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets are as follows:

	2005	2004
Canadian operating loss carryforwards	$1,023,908	$651,097
Mexican operating loss carryforwards	1,669,599	1,223,600
Canadian capital losses carried forward	41,649	44,100
Share issuance costs	192,478	136,750
Total future income tax assets	2,927,634	2,055,547
Less valuation allowance	(1,130,648)	(831,947)
Net future income tax assets	1,796,986	1,223,600
Future income tax liability
Excess of book value of mineral rights and deferred
exploration costs over tax values	(1,796,986)	(1,223,600)
Net future income tax assets	$-	$-

At December 31, 2005, the Company has Canadian non-capital loss carryforwards aggregating $3,103,000, expiring between 2006 and 2015, available to offset future taxable income and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

At December 31, 2005, the Company has Mexican tax loss carryforwards aggregating $5,962,000, expiring between 2012 and 2015, available to offset future taxable income.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Year ended December 31, 2005
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$912,657	$801,068	$962,281	$39,629	$171,175	$198,613	$191,127	$3,276,550
Incurred during year	6,801	621,604	608,891	-	158,679	90,774	94,809	1,581,558
Balance, end of year	$919,458	$1,422,672	$1,571,172	$39,629	$329,854	$289,387	$285,936	$4,858,108

Deferred exploration costs
Camp costs	$10,855	$63,793	$12,865	$16,009	$2,630	$2,672	$9,637	$118,461
Drilling	5,521	119,296	243,972	4,056	-	-	-	372,845
Geochemical	650	2,228	3,724	21,728	-	-	10,039	38,369
Geological	43,462	166,045	59,028	66,586	11,820	19,382	72,605	438,928
Maps, fees and licenses	133,397	49,121	46,607	56,725	12,185	1,079	25,072	324,186
Travel	6,217	18,989	5,332	3,108	-	-	1,182	34,828
Transport and shipping	6,701	4,509	779	6,466	-	-	71	18,526
Site administration	43,682	21,834	10,704	3,537	663	1,178	1,566	83,164
	250,485	445,815	383,011	178,215	27,298	24,311	120,172	1,429,307
Balance, beginning of year	1,775,609	795,074	882,183	220,977	61,238	283,468	15,615	4,034,164
Balance, end of year	$2,026,094	$1,240,889	$1,265,194	$399,192	$88,536	$307,779	$135,787	$5,463,471

	Year ended December 31, 2004
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$894,379	$173,534	$181,812	$21,519	$43,434	$-	$-	$1,314,678
Incurred during year	18,278	627,534	780,469	18,110	127,741	198,613	191,127	1,961,872
Balance, end of year	$912,657	$801,068	$962,281	$39,629	$171,175	$198,613	$191,127	$3,276,550

Deferred exploration costs
Camp costs	$48,262	$55,355	$15,436	$-	$9,887	$13,232	$1,245	$143,417
Drilling	274,172	-	178,499	183,402	-	221,695	-	857,768
Geochemical	2,243	11,472	21,249	9,373	9,897	2,987	284	57,505
Geological	195,829	320,168	67,703	1,686	30,310	30,174	4,099	649,969
Maps, fees and licenses	51,530	22,479	34,889	8,555	4,408	4,958	249	127,068
Travel	24,907	29,347	58	-	1,509	5,185	9,738	70,744
Transport and shipping	216	-	-	-	36	11	-	263
Site administration	33,118	20,460	5,893	-	5,191	5,226	-	69,888
	630,277	459,281	323,727	203,016	61,238	283,468	15,615	1,976,622
Balance, beginning of year	1,145,332	335,793	558,456	17,961	-	-	-	2,057,542
Balance, end of year	$1,775,609	$795,074	$882,183	$220,977	$61,238	$283,468	$15,615	$4,034,164

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(a)

Juanicipio Property

The Company, through its subsidiary, Minera Los Lagartos, S.A. de C.V. (“Lagartos”), holds a 100% interest in an exploration concession on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico.

On April 4, 2005 the Company announced the signing of a binding letter of agreement for the establishment of an exploration Joint Venture covering MAG’s wholly-owned 7,679 hectare Juanicipio Property in Zacatecas, Mexico with Industrias Peñoles, S.A. de C.V. (“Peñoles”).

The principal features of the agreement are:

(i)

Peñoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.

(ii)

During the first year, Peñoles shall incur an obligatory work commitment expenditure of  at least US$750,000.  Year 1 expenditures must include a minimum of 3,000 metres of diamond drilling.  At  December 31, 2005, Peñoles had spent US$622,440 and had completed 5,747 metres of diamond drilling.

(iii)

A flexible and staged exploration program is included in the contract.  Exploration work will be supervised by a technical committee comprised of three representatives from Peñoles and two from MAG Silver.  Peñoles and MAG Silver are obliged to share their information in the district.  Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

(iv)

Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

(v)

Peñoles subscribed for US$500,000 for a total of 621,577 MAG shares, at a price of $0.967 on signing and in 2006 purchased an additional US$500,000 in MAG shares, at fair value, to continue the contract into the second year (Note 11 (d)).

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(b)

Don Fippi Property

Under the terms of an option agreement, the Company has the right to explore and acquire a 100% interest in mining concessions located in the Batapilas, Chihuahua district of Mexico.

In 2005, MAG negotiated a buyout of the original agreement. Under the terms of the buyout agreement MAG issued the underlying agreement holders a total of 750,000 common shares of MAG for the Don Fippi property. This purchase gives MAG an undivided 100% interest in the property and eliminates an obligation to make further cash payments of US$450,000, satisfy work expenditure commitments of approximately US$3.41 million, and issue 673,822 additional shares under the original terms of the option agreement. The property will remain subject to royalties and other terms of the original option agreement.

(c)

Guigui Property

Under the terms of an option agreement, the Company has the right to explore and acquire a 100% interest in mining concessions located in the Santa Eulalia, Chihuahua district of Mexico.

In 2005, MAG negotiated a buyout of the original agreement. Under the terms of the buyout agreement MAG issued the underlying agreement holders a total of 750,000 common shares of MAG for the Guigui property. This purchase gives MAG an undivided 100% interest in the property and eliminates an obligation to make further cash payments of US$450,000, satisfy work expenditure commitments of approximately US$1.84 million, and issue 604,003 additional shares under the original terms of the option agreement. The property will remain subject to royalties and other terms of the original option agreement.

(d)

Lagartos Property

The Company has acquired an exploration concession on mining claims on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(e)

Sierra Ramirez Property

The Company has the right to explore and acquire a 100% interest in mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the related option agreement, the Company is obligated to:

(i)

make scheduled payments totalling US$1,505,000 plus applicable value added tax (of which US$230,000 has been paid) by December 14, 2008;

(ii)

incur exploration expenditures totalling US$750,000 by July 26, 2009 (of which US$70,000 has been incurred to December 31, 2005); and

(iii)

issue a finder’s fee of 25,000 common shares of the Company, of which the Company has issued a total of 21,637 common shares pursuant to the agreement approved by the TSX Venture exchange.

During the year ended December 31, 2004, the first tranche of 9,191 common shares were allotted and issued.  During the year ended December 31, 2005, the second tranche of 12,446 common shares were issued; and the third tranche of 3,363 shares will be issued during the year ended December 31, 2006.

(f)

Adargas Property

The Company has entered into an agreement which gives it the right to explore and acquire a 100% interest in the Adargas property (the “Adargas Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, the Company is obligated to:

(i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$100,000 has been paid) by July 26, 2009;

(ii)

issue 75,000 common shares of the Company (all have been issued); and

(iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009 (of which US$250,000 has been incurred to December 31, 2005).

During the year, MAG and Minera Los Lagartos, S.A. de C.V. and Minera Cascabel, S.A. de C.V. amended terms of an option agreement dated February 26, 2004 whereby MAG has an option to acquire a 100% interest in the Adargas property in Mexico. Under the terms, half of each of the remaining property payments totalling US$975,000 (on or before July 26, 2009) may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$37,500 and issued 59,830 shares for the property payment due July 26, 2005.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(g)

Cinco de Mayo Property

The Company has entered into an agreement which gives it the right to explore and acquire a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, the Company is obligated to:

(i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$100,000 has been paid) by July 26, 2009;

(ii)

issue 75,000 common shares of the Company (all have been issued); and

(iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009 (of which US$110,000 has been incurred to December 31, 2005).

During the year, MAG and Minera Los Lagartos, S.A. de C.V. and Minera Cascabel, S.A. de C.V. amended terms of an option agreement dated February 26, 2004 whereby MAG has an option to acquire a 100% interest in the Cinco de Mayo property in Mexico. Under the terms, half of each of the remaining property payments totalling US$975,000 (on or before July 26, 2009) may be paid in shares at a deemed price per share equal to the average trading price of  MAG for 30 calendar days prior to the date of payment.  To that end MAG paid cash of US$37,500 and issued 59,830 shares for the property payment due July 26, 2005.

7.

ACQUISITIONS

(a)

Minera Los Lagartos, S.A. de C.V. (“Lagartos”)

The Company announced on November 25, 2002 that it was proceeding with the acquisition of a 99% interest in the issued and outstanding common shares of Lagartos. This acquisition was completed by the Company on January 15, 2003.  The remaining 1% of Lagartos is held, in trust for the Company, by a director and officer of the Company. Upon acquisition by the Company, Lagartos held the interests in the Juanicipio concessions and the options to acquire interests in the Don Fippi and Guigui concessions.

The acquisition of Lagartos has been accounted for using the purchase method and the results of operations of Lagartos have been included in the Company’s results of operations from January 15, 2003.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

7.

ACQUISITIONS (Continued)

(a)

Minera Los Lagartos, S.A. de C.V. (“Lagartos”) (continued)

The total purchase price of Lagartos and its allocation to the fair value of net assets acquired is as follows:

Cash advanced to Lagartos in respect of option on Juanicipio property
(US$50,000) paid in 2002	$78,750
Cash paid for the 100% interest in the common shares of Lagartos
(US$5,000)	7,500
Finders* fee	250,000
Advances to Lagartos prior to acquisition	113,139
$449,389

The fair value of net assets acquired
Mineral rights	$449,389

The Company issued 500,000 common shares with a fair value of $0.50 per share in connection with the completion of the transaction as a finders’ fee to two officers and a company with directors and officers in common.

There were no other significant assets or liabilities acquired in this transaction. As such, the total of the acquisition of Lagartos has been allocated to acquired mineral rights being the right or the underlying right to explore a mining property.

(b)

Lexington Capital Group Inc. (“Lexington”)

On October 9, 2005 the assets of Lexington were merged with Lagartos, so that all indirect interests in the Juanicipio I claim were held by one company.

On July 16, 2003, the Company completed the acquisition of Lexington whose main asset is its indirect interest in the Juanicipio I claim that encompasses the Company’s Juanicipio Project near Fresnillo, Zacatecas, Mexico. Under the terms of the agreement, the Company paid the vendor US$250,000 (Cdn$350,000) and 200,000 common shares of the Company.

The acquisition was accounted for using the purchase method.  The allocation of the purchase price was as follows:

Cash	$350,000
200,000 common shares	180,000
$530,000

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

7.

ACQUISITIONS (Continued)

(b)

Lexington Capital Group Inc. (“Lexington”) (continued)

Fair value of net assets acquired:

Cash	$4,219
Current liabilities	(13,196)
Mineral property interests	538,977
$530,000

8.

RELATED PARTY TRANSACTIONS

For the year ended December 31, 2005 the Company’s president received $149,900 in compensation for management services (2004 - $93,870; 2003 - $97,325).

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. (“PTM”), a company with a common director and common officer. During the year ended December 31, 2005 the Company accrued or paid PTM $133,329 under the common service agreement (2004 - $147,437; 2003 - $89,131).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the year ended December 31, 2005 the Company accrued or paid Anthem $62,333 under the office lease agreement (2004 - $15,583).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

9.

CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office lease agreement which was entered into during the year ended December 31, 2004, is as follows:

2006	$ 62,333
2007	46,750
$ 109,083

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

10.

AMOUNTS RECEIVABLE

	2005	2004
Goods and services tax recoverable	$26,706	$12,269
Mexican value added tax ("IVA") recoverable	75,499	508,507
Other	2,866	-
	$105,071	$520,776

11.

SUBSEQUENT EVENTS

Subsequent to December 31, 2005:

(a)

granted 25,000 stock options at a price of $1.55 to a consultant on January 10, 2006;

(b)

granted 650,000 stock options at a price of $3.00 to directors and officers on February 6, 2006;

(c)

the Company announced the appointment of Dr. Peter Megaw to its Board of Directors on February 6, 2006.  Dr. Megaw is a founder and partner in Cascabel/IMDEX, a mineral exploration consulting group in Mexico.  They are responsible for the generation and acquisition of several projects currently in MAG’s property portfolio and they also provide exploration services to MAG.  Cascabel/IMDEX is also a shareholder in the Company; and

(d)

on February 27, 2006 the Company closed the private placement subscribed to by Peñoles which consisted of 245,716 common shares of MAG at $2.35. This equates to an investment of $577,433 (US$500,000) (See Note 6 (a)(v)).

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company’s financial statements are summarized as follows:

Consolidated Balance Sheets

	December 31,
	2005	2004
		(Restated - See
		Note 12 (a))
Total assets under Canadian GAAP	$18,075,406	$9,774,297
Cumulative amortization of mineral rights (a), (b)	(601,000)	(601,000)
Deferred exploration costs (b)	(5,463,471)	(4,034,164)
Total assets under US GAAP	$12,010,935	$5,139,133
Total liabilities under Canadian and US GAAP	$393,621	$61,837
Shareholders' equity under Canadian GAAP	17,681,785	9,712,460
Cumulative amortization of mineral rights (a), (b)	(601,000)	(601,000)
Write-off of deferred exploration costs (b)	(5,463,471)	(4,034,164)
Shareholders' equity under US GAAP	11,617,314	5,077,296
Total liabilities and shareholders' equity under
US GAAP	$12,010,935	$5,139,133

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Operations and Deficit

						Cumulative
						amount from
						April 21,
	Year ended		Year ended		Year ended	1999 to
	December 31,	December 31,		December 31,		December 31,
	2005		2004		2003	2005
Net loss under Canadian GAAP	$(1,810,838)		$(733,897)		$(837,539)	$(3,798,251)
Deferred exploration costs (b)	(1,429,307)		(1,976,622)		(2,019,740)	(5,463,471)
Amortization of mineral rights (b)	-		-		(601,000)	(601,000)
Compensation expense (c)	-		-		(600,000)	(600,000)
Stock-based compensation for
employees and directors (c)	482,659	-		-		482,659
Net loss under US GAAP	$(2,757,486)		$(2,710,519)		$(4,058,279)	$(9,980,063)
Basic and diluted loss per share under
US GAAP	$(0.10)		$(0.11)		$(0.28)

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Cash Flows

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2005
Operating activities
Operating activities under
Canadian GAAP	$(447,244)	$(1,091,957)	$(943,534)	$(2,584,815)
Write-off of deferred exploration
costs (b)	(1,429,307)	(1,976,622)	(2,019,740)	(5,496,628)
Operating activities under US GAAP	$(1,876,551)	$(3,068,579)	$(2,963,274)	$(8,081,443)
Investing activities
Investing activities under
Canadian GAAP	$(1,699,911)	$(2,368,867)	$(2,645,182)	$(7,202,326)
Reclassification of deferred
exploration costs (b)	1,429,307	1,976,622	2,019,740	5,496,628
Investing activities under US GAAP	$(270,604)	$(392,245)	$(625,442)	$(1,705,698)
Financing activity
Financing activity under
Canadian and US GAAP	$7,840,988	$531,362	$8,217,262	$ 17,347,334

(a)

In 2005 MAG Silver Corp. concluded that for US GAAP purposes the total assets as at December 31, 2004 should have been reduced by $601,000 representing the cumulative amortization of mineral rights recognized prior to the prospective adoption in 2004 of EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets, as described in Note 12 (b).  Consequently, total assets, and total liabilities and shareholders’ equity, under US GAAP as at December 31, 2004 have each been reduced by $601,000 with no change in prior years’ net loss or net loss per share.

(b)

Exploration expenditures and costs of acquired mineral rights

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of economically exploitable reserves.  For US GAAP purposes the Company therefore expensed its exploration expenditures.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Exploration expenditures and costs of acquired mineral rights (continued)

Previously, under US GAAP, the cost of acquisition of mineral property rights were generally classified as intangible assets and were amortized over their useful life, which in the case of a mineral right on a property without proven and probable reserves, was the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights are generally considered as tangible property.  As a result, for US GAAP purposes, the Company had previously amortized the cost of the mining rights acquired in the Lagartos and Lexington transactions on a straight line basis over the period that further exploration was expected to occur on the properties which varied from 15 months to 31 months.  In 2004 the Financial Accounting Standards Board in the U.S. concluded that mineral rights have the characteristics of tangible assets and issued EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets.  The effect of this new standard is that mineral rights are no longer required to be amortized to the extent they are considered tangible assets until such date as they are commercially exploited.  The Company adopted this standard effective January 1, 2004 on a prospective basis and is therefore no longer amortizing the cost of acquiring mineral property rights.

(c)

Accounting for stock-based compensation

Under Canadian GAAP, the Company’s shares issued with escrow restrictions are recorded at their issue price and are not revalued upon their release from escrow.  Under US GAAP, escrow shares which are released upon the Company meeting certain performance criteria are considered to be contingently issuable.  Under US GAAP, the Company recorded compensation expense of $Nil (2004 - $Nil; 2003 - $600,000) for the shares which are held in escrow based on completion of a qualifying transaction which satisfied the conditions for their release on April 15, 2003.  The compensation expense was determined based on the fair value of the shares on the date that they were no longer contingently issuable.

For US GAAP purposes, the Company accounts for stock based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, (“APB No. 25”), using the intrinsic value based method whereby compensation costs was recorded for the excess, if any, of the quoted market price of the Company’s shares at the date granted over the exercise price.  As at December 31, 2005, no compensation cost has been recorded for any period under this method.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Accounting for stock-based compensation (continued)

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.  During the year ended December 31, 2005, the Company issued options to individuals other than employees and directors, which, under SFAS No. 123, resulted in $128,694 (2004 - $Nil; 2003 -  $75,308) of consulting expenses.

SFAS No. 123, however allows the Company to continue to measure the compensation cost of employees in accordance with APB No. 25.  The Company has adopted the disclosure-only provisions of SFAS No. 123.

The following pro forma financial information presents the net loss and the loss per share had the Company adopted SFAS No. 123 for all stock options issued to directors, officers and employees.

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2005
Net loss for the period under
US GAAP	$(2,757,486)	$(2,710,519)	$(4,058,279)	$ (9,980,036)
Stock based compensation
costs	(482,659)	-	(248,128)	(730,787)
Pro forma net loss	$(3,240,145)	$(2,710,519)	$(4,306,407)	$ (10,710,823)
Pro forma basic and diluted
loss per share	$(0.11)	$(0.11)	$(0.30)

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Accounting for stock-based compensation (continued)

The additional amounts for pro forma stock-based compensation have been determined using an option pricing model assuming no dividends are to be paid, a volatility of the Company’s share price of 80% (2004 - N/A; 2003 - 63%) and an annual risk free interest rate of 3.50% (2004 - N/A; 2003 - 3.76%).

(d)

Recent U.S. accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation.  SFAS No. 123R will supersede APB Opinion 25, Accounting for Stock Issued to Employees.  SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award.  Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.  SFAS 123R will become effective for all registrants as of the first fiscal year beginning after June 15, 2005. Therefore, the required effective date is January 1, 2006.

In December 2004, the FASB issued SFAS 153, Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29.  The guidance in APB No. 29, Accounting for Non-Monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  The guidance in that Opinion, however, included certain exceptions to that principle.  This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This Statement will be effective for fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued.  The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Recent U.S. accounting pronouncements (continued)

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R.  We are currently evaluating the impact of SAB No. 107 on our consolidated financial statements.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Costs Applicable to Sales in the same period as the revenue from the sale of inventory.  As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period and the carrying value is less than the net realizable value. Adoption of EITF 04-6 will have no impact.

In March 2005, the FASB issued Interpretation 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB No. 143.  FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005.  The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS Statement No. 154, Accounting Changes and Error Corrections (“SFAS 154”).  SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 (“APB 20”) and FASB Statement No. 3.  SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and we will adopt this standard on January 1, 2006.  We do not expect that the adoption of SFAS 154 will have a material impact on our consolidated results of operations, financial condition and cash flows.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Recent U.S. accounting pronouncements (continued)

In June 2005, the FASB issued Staff Position Paper (“FSP”) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, superseding EITF 03-1.  FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance.  FSP 115-1 is effective for reporting periods beginning after December 15, 2005.  Adoption of FSP 115-1 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation, Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109.  The proposed interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities.  Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained.  The proposed Interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy.  It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized.  The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as the cumulative-effect adjustment in the 2005 statement of earnings (restatement is not permitted).  The comment period ended September 12, 2005.  The Company does not expect the proposed Interpretation to have a material impact on its results.

In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R) (“FSP 123(R)-2”).  FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R).  In accordance with this standard a grant date of an award exists if (a) the award is a unilateral grant and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We will adopt this standard when we adopt SFAS No. 123(R), and do not anticipate that the implementation of this Statement will have a significant impact on our results of operations.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Recent U.S. accounting pronouncements (continued)

In November 2005, the FASB issued FASB Staff Position FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R).  We are currently evaluating this transition method.